

August 15, 2014

Via E-mail
Hajime Abe
Chief Executive Officer
Toshoan Holdings, Inc.
1-1-36, Nishiawaji,
Higashiyodogawa-ku
Osaka, Japan 533-0031

      Re: **Toshoan Holdings, Inc.**
              Amendment No. 4 to Registration Statement on Form S-1
              Filed July 29, 2014
              File No. 333-195060

Dear Mr. Abe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your analysis as to Mr. Abe's ability to rely on Rule 3a4-1 of the Exchange Act, as amended. In this regard, we note the Form S-1 filed by TOA Holdings, Inc. which was declared effective on June 5, 2014. It appears that Mr. Abe also plans to rely on Rule 3a4-1 of the Exchange Act to conduct TOA Holdings, Inc.'s offering. Accordingly, please provide us with a detailed analysis regarding Mr. Abe's ability to rely on Rule 3a4-1 in conducting this offering.

2. Please also state on the prospectus cover page, in the prospectus summary, and in the plan of distribution that Mr. Abe will sell the shares that he is offering for his own account at a fixed price for the duration of the offering.

3. Please note that, prior to effectiveness, you will need to file an updated auditor's consent.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director